-----------                                        -----------------------------
| Form 5  |                                        |         OMB APPROVAL      |
-----------                                        |---------------------------|
 --                                                |Estimated average burden   |
|  | Check this box if no longer                   |hours per response......0.5|
 --  subject to Section 16, Form 4                 -----------------------------
     or Form 5 obligations may
     continue. See Instruction 1(b).
 --
|  | Form 3 Holdings Reported
 --
 --
|  | Form 4 Transactions Reported
 --

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             ANNUAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                       Section 17(a) of the Public Utility
                           Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person         | 2.   Issuer Name and Ticker
                                                  |      or Trading Symbol
    Valice,         Debra             D.          |
--------------------------------------------------|       Seitel, Inc.    SEI
    (Last)          (First)        (Middle)       |
                                                  |-----------------------------
                                                  | 3.   IRS or Social Security
    50 Briar Hollow Lane, West 7th Floor          |      Number of Reporting
--------------------------------------------------|      Person(Voluntary)
                    (Street)                      |
                                                  |
     Houston,       Texas          77027          |
--------------------------------------------------|
     (City)         (State)        (Zip)          |
--------------------------------------------------------------------------------
4.   Statement for Month/Year   December, 1998
--------------------------------------------------------------------------------
5. If Amendment, | 6. Relationship of Reporting Person   | 7.  Individual or
   Date of       |    to Issuer (Check all applicable)   |     Joint/Group
   Original      |     X  Director             10% Owner |     Filing
   (Month/Day/   |   -----                -----          |
   Year)         |     X  Officer              Other     |  X  Form filed by
                 |   -----                -----          | --- One Reporting
                 | (give title below)   (specify below)  |     Person
                 |                                       |
                 |       Chief Financial Officer         |     Form filed by
                 |                                       | --- more than One
                 |                                       |     Reporting Person
--------------------------------------------------------------------------------

                  Table I - Non-Derivative Securities Acquired,
                            Disposed of, or Beneficially Owned

--------------------------------------------------------------------------------
1.   Title of Security                              |  2.   Transaction Date
     (Instr. 3)                                     |       (Month/Day/Year)
----------------------------------------------------|---------------------------
(a)  Common Stock, Par Value $.01                   | 01/01/98 - 12/31/98
--------------------------------------------------------------------------------
3.   Transaction Code       |  4.  Securities Acquired (A) or Disposed of (D)
     (Instr. 8)             |      (Instr. 3, 4 and 5)
                            |
----------------------------|---------------------------------------------------
    Code                    |       Amount     |   (A) or (D)    |   Price
----------------------------|------------------|-----------------|--------------
(a)  I                      |    1,837         |        A        |9.00 - 19.25
--------------------------------------------------------------------------------
5.   Amount of Securities  | 6.   Ownership Form:   | 7.   Nature of Indirect
     Beneficially Owned    |      Direct (D) or     |      Beneficial
     at End of Issuer's    |      Indirect (I)      |      Ownership
     Fiscal Year           |      (Instr. 4)        |      (Instr. 4)
     (Instr. 3 and 4)      |                        |
---------------------------|------------------------|---------------------------
(a)    130,246             |           D            |
--------------------------------------------------------------------------------

             Table II - Derivative Securities Acquired, Disposed of,
                        or Beneficially Owned (e.g., puts, calls,
                        warrants, options, convertible securities)
--------------------------------------------------------------------------------
1.   Title of Derivative Security           | 2.  Conversion | 3.  Transaction
     (Instr. 3)                             |     or Exercise|     Date (Month/
                                            |     Price of   |     Day/Year)
                                            |     Derivative |
                                            |     Security   |
--------------------------------------------|----------------|------------------
(a)  Options - Right To Buy                 |    12.5625     |
--------------------------------------------|----------------|------------------
(b)  Options - Right To Buy                 |    16.75       |    12/03/98
--------------------------------------------|----------------|------------------
(c)  Options - Right To Buy                 |    20.00       |    12/03/98
--------------------------------------------|----------------|------------------
(d)  Options - Right To Buy                 |    20.00       |    12/03/98
--------------------------------------------|----------------|------------------
(e)  Options - Right To Buy                 |    20.50       |    12/03/98
--------------------------------------------|----------------|------------------
(f)  Options - Right To Buy                 |    13.9375(9)  |    12/03/98
--------------------------------------------|----------------|------------------
(g)  Options - Right To Buy                 |    13.9375(9)  |    12/03/98
--------------------------------------------|----------------|------------------
(h)  Options - Right To Buy                 |    13.9375(9)  |    12/03/98
--------------------------------------------|----------------|------------------
(i)  Options - Right To Buy                 |    13.9375(9)  |    12/03/98
--------------------------------------------|----------------|------------------
(j)  Warrants - Right To Buy                |    13.5625     |
--------------------------------------------|----------------|------------------
(k)  Warrants - Right To Buy                |    11.75       |
--------------------------------------------|----------------|------------------

--------------------------------------------------------------------------------
4.   Transaction   |  5.   Number of Derivative  | 6.   Date Exercisable and
     Code          |       Securities Acquired   |      Expiration Date
    (Instr. 8)     |                             |      (Month/Day/Year)
-------------------|-----------------------------|------------------------------
     T             |     (A)     |     (D)       |   Date        | Expiration
                   |             |               | Exercisable   |      Date
-------------------|-------------|---------------|---------------|--------------
(a)                |             |               |       2       |  11/29/05
-------------------|-------------|---------------|---------------|--------------
(b)  D (5)         |             |   50,000      |       3       |   9/25/06
-------------------|-------------|---------------|---------------|--------------
(c)  D (5)         |             |   64,762      |       1       |   7/14/02
-------------------|-------------|---------------|---------------|--------------
(d)  D (5)         |             |    7,650      |       1       |  12/05/01
-------------------|-------------|---------------|---------------|--------------
(e)  D (5)         |             |   50,000      |       4       |  11/20/07
-------------------|-------------|---------------|---------------|--------------
(f)  A (6)         |  50,000     |               |       7       |   9/25/06
-------------------|-------------|---------------|---------------|--------------
(g)  A (6)         |  64,762     |               |   12/03/98    |   7/14/02
-------------------|-------------|---------------|---------------|--------------
(h)  A (6)         |   7,650     |               |   12/03/98    |  12/05/01
-------------------|-------------|---------------|---------------|--------------
(i)  A (6)         |  50,000     |               |       8       |  11/20/07
-------------------|-------------|---------------|---------------|--------------
(j)                |             |               |       1       |   6/04/01
-------------------|-------------|---------------|---------------|--------------
(k)                |             |               |   10/02/98    |  10/02/03
--------------------------------------------------------------------------------
7.   Title and Amount of Underlying                 |  8.   Price of
     Securities (Instr. 3 and 4)                    |       Derivative
----------------------------------------------------|       Security
             Title                 |Amount or Number|       (Instr. 5)
                                   |   of Shares    |
-----------------------------------|----------------|---------------------------
(a)  Common Stock                  |     33,334     |
-----------------------------------|----------------|---------------------------
(b)  Common Stock                  |     50,000     |
-----------------------------------|----------------|---------------------------
(c)  Common Stock                  |     64,762     |
-----------------------------------|----------------|---------------------------
(d)  Common Stock                  |      7,650     |
-----------------------------------|----------------|---------------------------
(e)  Common Stock                  |     50,000     |
-----------------------------------|----------------|---------------------------
(f)  Common Stock                  |     50,000     |
-----------------------------------|----------------|---------------------------
(g)  Common Stock                  |     64,762     |
-----------------------------------|----------------|---------------------------
(h)  Common Stock                  |      7,650     |
-----------------------------------|----------------|---------------------------
(i)  Common Stock                  |     50,000     |
-----------------------------------|----------------|---------------------------
(j)  Common Stock                  |     42,460     |
-----------------------------------|----------------|---------------------------
(k)  Common Stock                  |     50,000     |
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
9.   Number of Derivative   | 10.  Ownership Form   | 11.  Nature of Indirect
     Securities Beneficially|      of Derivative    |      Beneficial
     Owned at End of Month  |      Security: Direct |      Ownership
     (Instr. 4)             |      (D) or Indirect  |      (Instr. 4)
                            |      (I) (Instr. 4)   |
----------------------------|-----------------------|---------------------------
(a)       33,334            |            D          |
----------------------------|-----------------------|---------------------------
(b)            0            |            D          |
----------------------------|-----------------------|---------------------------
(c)            0            |            D          |
----------------------------|-----------------------|---------------------------
(d)            0            |            D          |
----------------------------|-----------------------|---------------------------
(e)            0            |            D          |
----------------------------|-----------------------|---------------------------
(f)       50,000            |            D          |
----------------------------|-----------------------|---------------------------
(g)       64,762            |            D          |
----------------------------|-----------------------|---------------------------
(h)        7,650            |            D          |
----------------------------|-----------------------|---------------------------
(i)       50,000            |            D          |
----------------------------|-----------------------|---------------------------
(j)       42,460            |            D          |
----------------------------|-----------------------|---------------------------
(k)       50,000            |            D          |
--------------------------------------------------------------------------------

Explanation of Responses:


1.   These warrants are exercisable upon grant.

2. Options issued have ten year terms from date of grant of 11/29/95, 0% exercisable on date of grant, 33% exercisable on first anniversary, 66% exercisable on second anniversary, and 100% exercisable on third anniversary.

3. Options have ten year terms from date of grant of 9/25/96, 0% exercisable on date of grant, 33% exercisable on first anniversary, 66% exercisable on second anniversary, and 100% exercisable on third anniversary.

4. Options have 10 year terms from date of grant of 11/20/97, 10% exercisable on date of grant, 20% exercisable on first anniversary, 30% exercisable on second anniversary, 40% exercisable on third anniversary, 50% exercisable on fourth anniversary, and 100% exercisable on fifth anniversary.

5. Cancellation of option/warrant in connection with grant of replacement option/warrant.

6.   The   reported   transaction   involved   the   repricing  of  an  existing
     option/warrant. The vesting terms were not amended.

7. Vesting of this replacement option is tied to the date of grant of the original option (9/25/96). The replacement option is 66% exercisable on 12/3/98 and becomes 100% exercisable on 9/25/99.

8. Vesting of this replacement option is tied to the date of grant of the original option (11/20/97). The replacement option is 20% exercisable on 12/3/98 and becomes 30% exercisable on 11/20/99, 40% exercisable on 11/20/00, 50% exercisable on 11/20/01 and 100% exercisable on 11/20/02.

9. The exercise price will be $11.9375 if the Company is acquired prior to the exercise of expiration of the option.


                                    /s/ Debra D. Valice                02/12/99
                                  ---------------------------------  -----------
                                  **Signature of Reporting Person        Date



** Intentional misstatements or omission of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).